15045811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 66519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Stratford Rd, Ste 402
(No. and Street)

Winston-Salem (City) NC (State) 27104.4244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laney G. Orr, III 336-722-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

elliott davis decosimo
(Name – *if individual, state last, first, middle name*)

200 East Broad St (Address) Greenville (City) SC (State) 29601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/15

OATH OR AFFIRMATION

I, Laney G. Orr III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 20 14 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

TAMMY S HINKLE
Notary Public, North Carolina
Forsyth County
My Commission Expires
April 20, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Orr Group, LLC

Report on Financial Statements

For the year ended December 31, 2014

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

Contents

elliott davis decosimo

Report of Independent Registered Public Accounting Firm

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying statement of financial condition of The Orr Group, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 24, 2015

The Orr Group, LLC

Statement of Financial Condition
As of December 31, 2014

Assets		
Current assets:		
Cash	$	164,568
Accounts receivable		2,288
Reimbursable expenses		5,245
Prepaid expenses		8,786
Total current assets		180,887
Property and equipment:		
Computer and software		33,392
Office furniture and equipment		3,742
		37,134
Less: accumulated depreciation		(32,831)
Total property and equipment		4,303
Total assets	$	185,190
Liabilities and Members' Equity		
Current liabilities:		
SIPC payable	$	2,204
Accounts payable		2,749
Payroll liabilities		436
Total current liabilities		5,389
Members' equity:		179,801
Total liabilities and members' equity	$	185,190

See Notes to Financial Statements

The Orr Group, LLC

Statement of Income

For the year ended December 31, 2014

Revenues:	
Commissions	$ 4,834,265
Interest	31
Total income	4,834,296
Expenses:	
Employee compensation	2,284,836
Consulting	687
Travel	46,079
Dues and subscription	62,696
Professional fees	34,170
Legal representation	46,416
Office rent	49,046
Insurance	97,939
Payroll taxes	58,082
Simple plan matching contribution	2,014
Telephone	5,463
Office supplies	14,352
Meals and entertainment	5,334
Advertising and marketing	1,250
Repairs and maintenance	14,652
Postage and delivery	3,332
Workers' compensation insurance	4,094
Depreciation	2,925
Interest	151
Property tax	113
Total Expenses	2,733,631
Net income	$ 2,100,665

See Notes to Financial Statements

The Orr Group, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2014

Balance, December 31, 2013	$ 136,474
Distributions to members	(2,057,338)
Net income	2,100,665
Balance, December 31, 2014	$ 179,801

See Notes to Financial Statements

The Orr Group, LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the year ended December 31, 2014

Balance, December 31, 2013	$ -
Increases (decreases), 2014	-
Balance, December 31, 2014	$ -

See Notes to Financial Statements

The Orr Group, LLC

Statement of Cash Flows

For the year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 2,100,665
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	2,925
Cash flows from changes in:	
Accounts receivable	3,356
Reimbursable expenses	(5,245)
Prepaid expenses	(537)
Current liabilities	(229,007)
Net cash provided by operating activities:	1,872,157
Cash flows from financing activities:	
Distributions to members	(2,057,338)
Net cash used by financing activities:	(2,057,338)
Net decrease in cash	(185,181)
Cash at beginning of year	349,749
Cash at end of year	$ 164,568
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ 151
Income taxes	$ -

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

The Orr Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in North Carolina, South Carolina, Pennsylvania, Virginia, West Virginia, Texas and New Mexico. The Company's revenue is generated principally by fees for facilitating mergers and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the southeastern United States.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

Accounts receivable:

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method to account for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made based upon specific account balances that are considered uncollectible. Management considers all accounts receivable to be collectible; therefore, no allowance for doubtful accounts has been made. Accounts receivable amounted to $2,288 as of December 31, 2014.

Property, equipment and depreciation:

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and software	3-5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2014 totaled $2,925.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2014, management deemed there was no impairment on property and equipment.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Commissions:

The Company records commission income upon the successful closing of a merger or acquisition evidenced by the receipt of its commission payment.

Advertising and marketing cost:

The Company expenses the cost of advertising and marketing as they are incurred. Advertising and marketing expense was $1,250 for the year ended December 31, 2014.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2014 there were no Class B interests.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations or cash flows.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-I), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $159,179 which was $153,818 in excess of its required net capital of $5,361. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 at December 31, 2014.

Note 3. Income Tax Status

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. The Company's management believes that only the returns for the years ended December 31, 2014, 2013, and 2012 are subject to examination by State and federal jurisdictions.

Note 4. Operating Lease

The Company entered into a lease commitment under a non-cancelable operating lease for its office space commencing on December 1, 2011 and expiring November 30, 2013. The original lease commitment was extended from December 1, 2013 to November 30, 2015. Rent expense for the year ended December 31, 2014 was $49,046.

The operating lease obligations for the term of the lease are as follows:

2015	$ 45,068

Note 5. Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Simple Retirement Plan

The Company implemented a simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3 percent of the employee salary deferred contributions and 3 percent of self-employed earnings for the members/owners.

For the year ended December 31, 2014, the Company's matching contributions were $1,007.

Note 7. Related Party Transactions

The Company paid an entity, related through common ownership, approximately $7,000 during 2014 for consulting and professional fees.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition or results of operations of the Company, although no assurance can be provided that the Company will not incur a loss.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Company has evaluated subsequent events through the filing date in connection with the preparation of these financial statements which is the date these financial statements were issued.

Effective January 25, 2015 one of the company's members sold his membership to another member. At this time, The Orr Group, LLC became a single member LLC.

Supplementary Information

The Orr Group, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securitites and Exchange Commission
As of December 31, 2014

Net capital:		
Total members' equity	$	179,801
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		179,801
Add:		
Subordinated borrowings in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		179,801
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment at cost net of accumulated depreciation		4,303
Accounts receivable		2,288
Reimbursable Expenses		5,245
Prepaid expenses		8,786
Total nonallowable assets		20,622
Net capital	$	159,179
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses and SIPC payable		5,389
Total aggregate indebtedness	$	5,389
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		361
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement	$	5,000
Ratio: Aggregate indebtedness to net capital		0.03 to 1
Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	163,996
Audit adjustment to record SIPC payable		(2,204)
Audit adjustment to record accumulated depreciation		(2,613)
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	159,179

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which *(a)* The Orr Group, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Orr Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* The Orr Group, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal without exception. The Orr Group's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 24, 2015

The Orr Group, LLC

Exemption Report

As of December 31, 2014

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) The Orr Group, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

b) The Orr Group, LLC met the exemption provisions throughout the most recent fiscal year without exception.

elliott davis decosimo

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by The Orr Group, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 24, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2063*****************MIXED AADC 220
068619 FINRA DEC
THE ORR GROUP LLC
ATTN JUDY BULLARD
110 S STRATFORD RD STE 402
WINSTON SALEM NC 27104-4244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 12,086

B. Less payment made with SIPC-6 filed (exclude interest) (9,882)

7/15/14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,204

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,204

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

X

15

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No. | Eliminate cents

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4834265

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4,834,265

2e. General Assessment @ .0025 $ 12,086

(to page 1, line 2.A.)

16

THE ORR GROUP

INVESTMENT BANKERS

February 24, 2015

Elliott Davis Decosimo, LLC
200 East Broad Street
PO Box 6286
Greenville, South Carolina 29601

Audit of Financial Statements

The following representations are provided in connection with your audit of the financial statements of The Orr Group, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

We confirm, to the best of our knowledge and belief, as of February 24, 2015:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 21, 2015, for the preparation and fair presentation of the financial statements referred to above in accordance with U.S. GAAP.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP. Presentation of the financial statements in conformity with U.S. GAAP is our responsibility.
3. We are responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with accounting principles generally accepted in the United States of America.
4. We have made available to you:
   a. All financial records and related data, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
   b. All additional information that you have requested from us for the purpose of the audit.
   c. Unrestricted access to persons within the entity from whom you determined it was necessary to obtain audit evidence.
   d. All minutes of the meetings of stockholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

110 South Stratford Road, Suite 402 • Winston-Salem, NC 27104
336-722-7881 • Fax 336-722-7517

www.theorrgroup.com

5. We certify that for the period from January 1, 2014 to the date of this letter, there have been no:
   a. Amendments to the corporate charter and/or bylaws.
   b. Changes in the classes, par, or stated value, or rights of any class of capital stock.
   c. Stock dividends, splits, or dividends declared but unpaid.
   d. Mergers, reorganizations, business acquisitions or disposals, or formation or dissolutions of any business entities.
   e. Adoption or amendment of any employee benefit plan.
   f. New employment or other compensatory contracts.
   g. New pledging of corporate assets, corporate guarantees or corporate debt agreements.
6. We have no knowledge of fraud or suspected fraud affecting the entity involving:
   a. Management.
   b. Employees who have significant roles in internal control.
   c. Others where the fraud could have a material effect on the financial statements.
7. We are aware of no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize, and report financial data.
8. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.
9. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.
10. The following have been properly accounted for and disclosed in the financial statements in accordance with U.S. GAAP:
    a. Related-party relationships and transactions.
    b. The effects of all known actual or possible litigation and claims.
    c. Guarantees, whether written or oral, under which the Company is contingently liable.
    d. All other liens or encumbrances on assets and all assets pledged as collateral.
    e. All significant estimates and material concentrations known to management that are required to be disclosed in accordance with the *Risks and Uncertainties* Topic of the FASB Accounting Standards Codification. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets for which events could occur that would significantly disrupt normal finances within the next year.
11. We are responsible for making the accounting estimates included in the financial statements. Significant assumptions used by us in making those estimates, including those measured at fair value, are reasonable and reflect our judgment based on our knowledge and experience about past and current events and our assumptions about conditions we expect to exist and courses of action we expect to take.

12. We have disclosed to you the identity of the entity's related parties and all information concerning related-party relationships and transactions and amounts receivable from or payable to related parties of which we are aware.

13. There are no:

    a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements. There were no material period-end adjusting entries affecting prior annual or interim periods.

    b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by the *Contingencies* Topic of the FASB Accounting Standards Codification.

14. We are not aware of any pending or threatened litigation, claims or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with the *Contingencies* Topic of the FASB Accounting Standards Codification, and we have not consulted a lawyer concerning litigation, claims, or assessments.

15. The Company has satisfactory title to all owned assets.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17. All events subsequent to the date of the financial statements for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

19. The Company has not received any invoice from the PCAOB for accounting support fees.

20. With respect to the supplemental information presented in relation to the financial statements as a whole:

    a. We acknowledge our responsibility for the fair presentation of the supplemental information in accordance with 17 C.F.R. § 240.17a-5.

    b. We acknowledge our responsibility for the form and content of the supplemental information in conformity with 17 C.F.R. § 240.17a-5.

    c. We believe that supplemental information, including its form and content, is fairly stated, in all material respects.

    d. The methods of measurement or presentation have not changed from those used in the prior period.

    e. The form and content of the supplemental information complies with regulatory requirements of 17 C.F.R. § 240.17a-5, in all material respects.

    f. There were no significant assumptions or interpretations underlying the measurement or presentation of the supplemental information.

Review of Exemption Report

In connection with your review of the following statements by us in our exemption report prepared pursuant to 17 C.F.R. § 240.17a-5: a) A statement that identifies the provisions in paragraph (k) of 17 C.F.R. § 240.15c3-3 (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "identified exemption provisions"); b) A statement that the Company met the identified exemptions provisions throughout the year ended December 31, 2014 as described in the exemption report; and c) If applicable, a

statement that identifies each exception during the year ended December 31, 2014 in meeting the identified exemption provisions (an "exception") and that briefly describes the nature of each exception and the approximate date(s) on which the exception existed, (collectively, the "Assertions") in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for compliance with the identified exemption provisions throughout the period ended December 31, 2014.
2. We are responsible for the Company's Assertions.
3. We acknowledge our responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the exemption provisions will be prevented or detected on a timely basis.
4. There are no known matters contradicting the Assertions or any communications from regulatory agencies, internal auditors, those who perform compliance functions, other auditors, or others who perform equivalent functions that are relevant to the Company's Assertions, received through the date of this letter.
5. We have made available to you all records and other information relevant to the Company's Assertions.
6. No events or transactions for the year ended December 31, 2014 have occurred subsequent to December 31, 2014 that would require adjustment to, or disclosure in, the presentation of the exemption report.
7. There has been no knowledge of fraud or suspected fraud affecting the entity involving:
    a. Management,
    b. Employees who have significant roles in the internal control, or
    c. Others where fraud could have a material effect on the Assertions.

Agreed Upon Procedures Related to SIPC

In connection with your engagement to perform, in accordance with attestation standards adopted by the PCAOB, specified agreed-upon procedures with respect to the The Orr Group, LLC (the Company)'s Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for the determination of SIPC net operating revenues, as defined, the computation of the related general assessment, and the completion of the Form SIPC 7 for the year ended December 31, 2014 in accordance with Rule 17a-5(e)(4), the SIPC instructions, and guidance provided by SIPC, as applicable.
2. We are responsible for the sufficiency of these procedures.

4. There are no known matters contradicting the SIPC general assessment nor any communication from regulatory agencies affecting the SIPC general assessment.
5. We have made available to you all records and related data relevant to the subject matter and the agreed-upon procedures.
6. There has been no knowledge of fraud or suspected fraud affecting the entity involving:

a. Management,

b. Employees who have significant roles in the internal control, or

c. Others, where fraud could have a material effect on the SIPC general assessment.

7. During the course of your engagements, you may have accumulated records containing data that should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

8. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

9. We have [no knowledge of] [disclosed to you all information that we are aware of regarding] any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

10. We have responded fully to all inquiries made to us by you during your engagements.

The Orr Group, LLC

Mr. Laney Orr, III

Ms. Judy P. Bullard